UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
 OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
 UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50730

VIEWSONIC CORPORATION
(Exact name of registrant as specified in its charter)

381 Brea Canyon Road, Walnut, California, 91789, (909) 444-8888
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Stock options to purchase common stock, $0.01 par value per share
(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-1(g)*	☒

*Note:  The Company is filing this Form 15 based on Rule 12h-1(g) of the Securities and Exchange Act of 1934, as amended, on the basis of no-action relief received from the Staff of the U.S. Securities and Exchange Commission on March 14, 2008.

Approximate number of holders of record as of the certification or notice date:              495

Pursuant to the requirements of the Securities Exchange Act of 1934, ViewSonic Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 24, 2008	By:	/s/ Robert J. Ranucci
Robert J. Ranucci
Vice President, General Counsel & Secretary